UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the six month period ended

June 30, 2026

Commission File Number: 001-42565

BELIVE HOLDINGS

(Exact name of Registrant as specified in its charter)

26A Ann Siang Road

#03-00

Singapore 069706

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

TABLE OF CONTENTSp

REFERENCES

In this Report, the terms “we,” “our,” “us,” “Group” and the “Company” refer to BeLive Holdings and, where the context so requires or suggests, its direct and indirect subsidiaries. Its direct and indirect subsidiaries are: (i) BeLive Technology Group Ltd (“BeLive BVI”), a British Virgin Islands business company incorporated under the laws of the British Virgin Islands on March 7, 2023, and our direct wholly owned subsidiary; (ii) BeLive Technology (Vietnam) Company Limited (“BeLive Vietnam”), a company incorporated under the laws of the Socialist Republic of Vietnam on June 16, 2021, and one of our indirect wholly owned subsidiaries; (iii) BeLive Technology Pte. Ltd (“BeLive Singapore”), a company incorporated under the laws of the Republic of Singapore on June 18, 2014, and one of our indirect wholly owned subsidiaries; (iv) BeLive New Media Ltd (“BeLive Media”), a British Virgin Islands business company incorporated under the laws of the British Virgin Islands on June 26 2025 and (v) Belive AI Studios Pte. Limited (“BeLive AI”), which was incorporated under the laws of Singapore on July 7, 2025, and is one of our indirect wholly owned subsidiaries. .

“Initial Public Offering” or “IPO” refers to the closing on April 7, 2025 of our initial public offering of 2,450,000 Ordinary Shares at a public offering price of $4.00 for total gross proceeds of $9,800,000 or US$10,848,912 based on further Ordinary Shares sold because the underwriters exercised their over-allotment option.

OVERVIEW

BeLive Holdings (NASDAQ: BLIV) (the “we” or the “Company”), is a leading technology solution provider for live commerce and shoppable short videos headquartered in Singapore. With our purpose-built solutions, we strive to create value for our customers by enabling them to reach and engage their target customers and meet their evolving business and technology needs.

Our Group’s history began in 2014 when we launched a social streaming mobile application with a focus on empowering users to share their lives while interacting with their audience in real time. Recognizing a significant potential in e-commerce, we redirected our focus in 2018 towards business-to-business and providing live commerce and shoppable short videos solutions (“BeLive Solutions”) to international retail companies and the e-commerce marketplaces. Our BeLive Solutions enable our customers to leverage the power of interactive and immersive live and video commerce to their online business and enable our customers to curate unique videos that may also be aired real-time as they are simultaneously being recorded, for anytime instant replay. We categorize our BeLive Solutions into (i) an enterprise-grade BeLive White Label Solution which is customized to meet a customer’s unique requirements and which can be integrated into their existing internal system and (ii) a cloud-based software-as-a-service solution (“BeLive SaaS Solution”) for customers who are looking for quick and cost-effective live commerce and shoppable short videos solution without the necessity of building their own infrastructure and technology stack. Our solutions enable our customers to leverage the power of interactive and immersive live and video commerce to their online business, and to curate unique videos, leading to more traffic and better shopping experiences on their platforms. With the incorporation of our new business unit, BeLive AI Studios, we have expanded our solutions offering to content production.

Our mission is to be an industry leader in designing, developing, and providing technology solutions for live commerce and shoppable short videos.

Recent Developments

Resignation of Chief Executive Officer and Chairman of the Board of Directors

The Board of Directors has received and accepted the resignation of Kenneth Teck Chuan Tan from his positions as Chief Executive Officer and Chairman of the Board of Directors of the Company, subject to a three-month notice period (the “Notice Period”) as required by Mr. Tan’s employment agreement with the Company. The Notice Period will terminate on October 3, 2026. Mr. Tan has served as Chief Executive Officer and Chairman of the Board of Directors of the Company since August 2023.

1

There was no known disagreement with Mr. Tan as the outgoing Chief Executive Officer or as the Chairman of the Board of Directors on any matter relating to the Company’s operations, policies or practices.

Appointment of Chief Executive Officer and Chairman of the Board of Directors

The Board of Directors of the Company has appointed Abdul Latif Bin Zainal, the Company’s Chief Financial Officer, as interim Chief Executive Officer and interim Chairman of the Board of Directors of the Company, commencing October 4, 2026. Mr. Bin Zainal will serve as interim Chief Executive Officer of the Company until a permanent Chief Executive Officer is hired or until his appointment as Chief Executive Officer of the Company is converted from an interim to a permanent appointment. Mr. Bin Zainal will serve as interim Chairman of the Board of Directors until a new Chairman is elected by the Board of Directors. In the meantime, Mr. Bin Zainal also will continue to serve as Chief Financial Officer of the Company.

Biographical information on Mr. Bin Zainal is contained in Item 6 of the Form 20-F of the Company for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on May 15, 2026.

Partnership with COL Web Pte Ltd.

In March 2026, we entered into a strategic collaboration with COL Web Pte Ltd (“COL”), a leading media and entertainment company, to advance the development and distribution of microdrama content. Through this partnership, COL contributes its extensive portfolio of IP, production expertise, and market reach, while the Company provides its Over-the-top (OTT) infrastructure, enabling rapid deployment of branded microdrama applications and distribution networks.

Together, the parties aim to co-develop and localize microdrama content, leveraging COL’s storytelling capabilities and audience insights alongside the Company’s scalable technology and user experience expertise. This collaboration is intended to accelerate content production cycles, expand cross-border distribution, and introduce new monetization models for microdrama-driven engagement. Management believes that by integrating premium IP with a unified production and technology stack, the partnership will unlock new value for brands, media owners, and platforms, and further strengthen the Company’s position in building a scalable story economy.

Strategic Collaboration with Istana Partners.

In February 2026, we entered into a strategic collaboration with Istana Partners (“Istana”), an investment and strategic advisory firm, to support our growth initiatives and expand our presence across Small and Medium Enterprises (SMEs) in Singapore. Through this partnership, Istana Partners will serve as a strategic growth partner, providing advisory support, capital alignment, and access to its network of institutional relationships to accelerate the adoption of our solutions across industries.

Together, we intend to drive market expansion, identify high-impact opportunities, and support the scaling of our ecosystem through strategic partnerships and investments. Management believes that by combining the Company’s scalable technology, product capabilities, and execution expertise with Istana Partners’ experience in strategic advisory and market access, the collaboration can unlock new growth avenues and strengthen the Company’s position in building a scalable, data-driven media and commerce ecosystem.

Establishment of BeLive New Media Ltd and BeLive AI Studios Pte. Ltd.

On June 26, 2025 and July 7, 2025, respectively, we formed two wholly-owned subsidiaries, BeLive New Media and BeLive AI Studios. BeLive New Media is a holding company while BeLive AI Studios focuses on new and creative production content and formats to redefine storytelling for the digital generation, specializing in social realism content and visually arresting, emotionally charged advertising, blending cinematic storytelling with digital first sensibilities to deliver authentic, high-impact contact. Operations of BeLive AI Studios commenced during the financial year ended December 31, 2025. This expansion allows us to move beyond streaming infrastructure into premium content creation, bringing together technological scale and storytelling excellence under one roof. The studio will serve brands, agencies, media broadcasters, media producers and platforms across Southeast Asia and global markets by delivering raw, resonant, socially grounded narratives through formats designed for the attention economy.

2

Statement of Operations Data

The following table shows our Statement of Operations data for the six-month periods ended June 30, 2025 and 2026 in Singapore Dollars (S$). For further information regarding the results of our operations, see our unaudited interim condensed consolidated financial statements appearing elsewhere in this Report.

	Note	(Unaudited) Six months ended June 30, 2025 S$	(Unaudited) Six months ended June 30, 2026 S$

Revenue	4	350,045	659,389
Cost of sales		(310,279)	(457,623)
Gross profit		39,766	201,766
Other income	5	52,711	81,833
Less: Expenses
- Marketing		(38,873)	(86,481)
- Administrative expenses		(5,277,601)	(1,615,150)
- Finance cost	6	(1,299)	(1,023)
Loss before tax	7	(5,225,296)	(1,419,055)
Income tax expenses	8	-	-
Loss for the period		(5,225,296)	(1,419,055)
Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
- Exchange differences on translation of foreign operations		16,557	3,011
Total comprehensive loss for the period		(5,208,739)	(1,416,044)
Loss per share for the loss attributable to owners of the Company (in dollar)
Basic	9	(1.11)	(0.26)
Diluted (10,864,802 ordinary shares)	9	(1.11)	(0.26)

Key Factors Affecting the Results of Our Group’s Operations

Our financial condition and results of operations have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out below:

We believe that the key factors affecting our performance and financial performance include:

Our ability to attract new customers and retain existing customers

In order to maintain and increase our revenue, we need to continue to retain and attract new customers by means of strategic alliance marketing, inbound marketing, and outbound marketing. A number of factors could adversely impact our ability to successfully implement our marketing efforts, such as inability of our sales and marketing team to effectively interact with potential customers, or potential customers not finding our products and services sufficient to meet their needs. If we are unable to successfully market our solutions, whether due to failure to maintain and expand relationships with our partners and alliances or failure to adjust our strategy in order to meet the needs of current and potential customers, our ability to retain and attract new customers may be undermined, which would adversely affect our business and results of operations.

New and repeat customers accounted for 40% and 60%, respectively, of our total number of customers for the six- month period ended June 30, 2025, and 43% and 57%, respectively, for the six-month period ended June 30, 2026.

For the six-month periods ended June 30, 2025 and 2026, customers who contributed over 10% of the total revenue of the Group accounted for approximately 60% and 51% of the Group’s total revenue, respectively.

As a result of these close and stable relationships with our existing customers, we are able to receive recurring business from our existing customers. If we are unable to maintain close and stable relationships with our existing customers, our business and results of operations may be adversely affected.

3

Our ability to help our customers to enhance viewer engagement

The engagement of viewers (potential customers of our customers) is significant to our business and results of operations. As a technology solution provider for live commerce and shoppable short videos, the level of viewer engagement with our customers’ content affects our revenue and profitability. In order for our customers to enhance viewer engagement, we provide analytical tools that enable our customers and marketers to track and study first-party behavioral data and to create content that resonates better with the viewers. Such behavioral data include but are not limited to:

●	the number of likes, comments, and view counts - provide our customers and content creators insights as to the popularity of each of their content;
●	lists of viewers - allow our customers and content creators to understand which type of content attracts new and/or returning viewers the most;
●	the average view duration - allow our customers and content creators to adjust the duration of the live stream/short video in order to achieve optimal views; and
●	the number of product clicks and whether such products have been added to cart and/or purchased by the viewers - allow our customers and content creators to understand the popularity of each product and the effectiveness of the content on viewers’ purchase intention, and to gain insights on pushing relevant marketing information according to their product interest.

In 2021, we collaborated with AI Singapore on a research project titled “BeLive Audience Sentiment Engine (B.A.S.E.)” with an aim to allow businesses hosting livestreams to obtain useful insight and analytics on viewers’ sentiment. Such audience sentiment engine is a machine learning algorithm that is integrated, at the request of our clients, into our BeLive White Label Solution. It detects and processes all texts extracted from comments during a live stream, evaluates the sentiment of all comments, and classifies them as positive, negative, or neutral, which allows our customers to understand how well-perceived the stream is, the effectiveness of their stream or host, and to further identify consumer needs and product marketing opportunities.

In 2025, we entered into a strategic partnership with Insight Lab, which we believe is one of Japan’s leading data strategy firms, to bring real-time analytics, artificial intelligence (“AI”), and personalized viewer engagement to the next level. Through this partnership, Insight Lab serves as our official “Data Strategy Partner,” leveraging and analyzing vast amounts of data generated by our live streaming solutions to enable more advanced data-driven services for retail brands, hospitality groups, government agencies, and other organizations. Together, we strive to innovate data-driven features that power personalization, predictive commerce, and smarter decision-making for public and private sectors alike. Management believes that by combining the Company’s scalable tech and user experience (“UX”) expertise with Insight Lab’s experience across 600 plus data and AI projects, the partnership can create new value in the live streaming space, and set a new standard for live, personalized, data-first experiences.

Our data analytics and AI support allow our customers and content creators to better understand the preferences of their viewers in order to create content that is more appealing and targeted, which may increase the level of viewer engagement on our customers’ content.

Demand for our bespoke solutions.

We categorize our solutions into enterprise-grade BeLive White Label Solution and cloud-based BeLive SaaS Solution. For customers with high demand for customized live commerce and shoppable short videos solutions, we provide bespoke solutions that can be integrated with their internal systems and offered through a white-label approach, made-to-measure for each unique customer’s needs. For customers who are looking for quick and cost-effective live commerce and shoppable short videos solutions without building their own infrastructure and technology stacks from scratch, we provide our SaaS solution, which comprises basic functionalities that are typically featured in our BeLive White Label Solutions. Our BeLive White Label Solution, which includes installation, subscription and server fees accounted for approximately 69%, and 64% of the Group’s total revenue for the six months period ended June 30, 2025 and 2026, respectively. Fluctuation in the demand for bespoke and complex solutions may affect our results of operations.

Our ability to manage our cost of sales.

Our results of operations depend on our ability to manage our costs and expenses. Our cost of sales consists primarily of server and technology infrastructure expenses, developer cost, and other technological microservices that are required to ensure our solutions are functioning optimally. Our contracts with clients may not be able to adjust according to the increase in cost of sales, and if we are unable to control such costs, our financial performance may be adversely affected.

Our ability to further advance our technological capabilities and infrastructure.

Our strong technological capabilities and infrastructure, in particular our video and live streaming technologies, and big data analytics AI, support our business development. Our ability to effectively invest in these technologies allows us to create a superior user experience and to timely identify new trends. We must continue to innovate to keep pace with the growth of our business and bring forward new technologies. If our technologies or solutions are unable to satisfy our customers due to the complexity of their requirements, our ability to retain existing customers and attract new customers may be undermined, which would adversely affect our business and results of operations.

4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Revenue

During the six-month periods ended June 30, 2025 and 2026, we derived our revenue from: (i) the provision of enterprise-grade BeLive White Label Solution, which includes installation, subscription and server fees and cloud-based BeLive SaaS and software development kit (SDK) Solution, which includes subscriptions and (ii) content production. The SDKs are typically basic kits that are provided to system integrators for them to continue building their solutions that are unique to their line of business. These are basic kits that are foundational that will enable them to develop their capabilities. A live streaming software development kit is a tool kit for developing mobile software which let broadcasters build their own streaming apps. Content production and campaign marketing services for brands, media owners and digital platforms. Its production services cover creative concept development, scriptwriting, casting, production planning, filming, editing and post-production. The studio produces narrative-driven content across formats including microdramas, branded entertainment, live-commerce shows and short-form video series.

The following table sets out the results of operations during the six-month periods ended June 30, 2025 and 2026:

	(Unaudited) Six months ended June 30, 2025 S$	(Unaudited) Six months ended June 30, 2026 S$

Revenue	350,045	659,389
Cost of sales	(310,279)	(457,623)
Gross profit	39,766	201,766
Other income	52,711	81,833
Less: Expenses
- Marketing	(38,873)	(86,481)
- Administrative expenses	(5,277,601)	(1,615,150)
- Finance cost	(1,299)	(1,023)
Loss before tax	(5,225,296)	(1,419,055)
Income tax expenses	-	-
Loss for the period	(5,225,296)	(1,419,055)

Our revenue generated from the provision of enterprise-grade BeLive White Label Solution and cloud-based BeLive SaaS Solution consists primarily of installation fees, subscription fees, server fees, campaign fees (which are marketing services we provide to our clients), content production and miscellaneous income. Our net revenue increased by approximately S$309,400or 88% from approximately S$350,000 for the six-month period ended June 30, 2025 to approximately S$659,400 for the six-month period ended June 30, 2026. The increase in revenue was primarily due to new White Label clients and expansion deals.

5

The following table sets forth the breakdown of our revenue for the periods indicated:

	(Unaudited) Six months ended June 30, 2025	(Unaudited) Six months ended June 30, 2026
	S$	S$
Disaggregation of revenue

Revenue from contracts with customers within the scope of IFRS 15, types of goods or services – recognized over time

Installation fees	197,422	383,936
Subscription fees	132,645	138,609
Server fees	19,978	29,821
Campaign fees	-	3,000
Content production	-	88,023
	350,045	643,389
Revenue from contracts with customers within the scope of IFRS 15, types of goods or services – recognized at a point in time

Miscellaneous Income	-	16,000

Net revenue	350,045	659,389

Our installation fees increased by approximately S$186,500 or 95% from approximately S$197,400 for the six-month period ended June 30, 2025 to approximately S$383,900 for the six month period ended June 30, 2026, primarily due to new clients and expansion deals.

Our subscription fees increased by approximately S$6,000 or 5% from approximately S$132,600 for the six-month period ended June 30, 2025 to S$138,600 for the six-month period ended June 30, 2026 primarily due to new clients being onboarded and using the services.

Our server fees increased by approximately S$9,800 or 49% from approximately S$20,000 for the six-month period ended June 30, 2025 to approximately S$29,800 for the six-month period ended June 30, 2026, primarily due to increased consumption by new clients.

Our campaign fees increased to approximately S$3,000 as we continued providing marketing campaign services to customers in the six-month period ended June 30, 2026 as compared to S$nil during the six-month period ended June 30, 2025. This stream of revenue may or may not continue in subsequent periods.

Our content production revenue represents revenue derived from content production and campaign marketing services provided through BeLive AI Studios. Our content production revenue increased by approximately S$88,000 from nil for the six-month period ended June 30, 2025 to approximately S$88,000 for the six-month period ended June 30, 2026, primarily due to the commencement of content production services following the incorporation of BeLive AI Studios in July 2025.

Cost of sales

Our cost of sales represents costs and expenses attributable to the provision of our enterprise-grade BeLive White Label Solution and cloud-based BeLive SaaS Solution including server and technology infrastructure cost, developer cost for our software and other technological microservices required for the operations of our solutions. Our cost of sales increased by approximately S$147,300 or 47% from approximately S$310,300 for the six month period ended June 30, 2025 to approximately S$457,600 for the six month period ended June 30, 2026, primarily attributable to the new clients needing their own infrastructure and cost associated, such as higher consumption of server usage and fees with the additional revenue attained.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by approximately S$162,000 or 407% from approximately S$39,800 for the six-month period ended June 30, 2025 to approximately S$201,800 for the six-month period ended June 30, 2026.

6

Other Income

Our other income is primarily comprised of (i) interest income and (ii) government grant. The following table sets out the breakdown of other income for the periods indicated:

	(Unaudited) Six months ended June 30, 2025	(Unaudited) Six months ended June 30, 2026
	S$	S$

Government grants(1)	52,661	7,594
Interest income	-	74,212
Others	50	27

	52,711	81,833

(1) The government grants were subsidies granted from the Government in Singapore for several schemes. These conditions had been satisfied in current period.

Our other income increased by approximately S$29,100 or 55% from approximately S$52,700 the six-month period ended June 30, 2025 to approximately S$81,800 for the six-month period ended June 30, 2026. Such increase in other income was primarily attributable to interest income of approximately S$74,200 earned during the period (2025: nil), partially offset by a decrease in government grants of approximately S$45,100.

Expenses

The following table sets out the breakdown of our expenses for the periods indicated:

	For the Six months ended June 30, 2025	For the Six months ended June 30, 2026
	S$	S$

Expenses
Marketing expenses	(38,873)	(86,481)
Administrative expenses	(5,277,601)	(1,615,150)
Finance costs	(1,299)	(1,023)

Marketing Expenses

Our marketing expenses represent expenses relating to promotional efforts for the Group’s brand and business, which include advertising fees, expenses incurred in administering events and other marketing initiatives such as webinars. Our marketing expenses increased by approximately S$47,600 or 122% from approximately S$38,900 for the six-month period ended June 30, 2025 to approximately S$86,500 for the six-month period ended June 30, 2026 primarily due to increase outreach efforts through physical events with partners for both technology and the newly incorporated studios business.

Administrative Expenses

Our administrative expenses represent expenses relating to the operations of the Group. This includes employee benefits expense, rent, travel expenses and other general expenses. Our administrative expenses decreased by approximately S$3,662,400 or 69% from approximately S$5,277,600 for the six-month period ended June 30, 2025 to approximately S$1,615,200 for the six-month period ended June 30, 2026 primarily due to the absence of share-based payment expenses during the period (2025: approximately S$2,793,600) and a decrease in exchange losses of approximately S$317,600.

Finance Costs

Our finance costs represent interest expenses from leases. Our finance costs decreased by approximately S$300 or 21% from approximately S$1,300 for the six-month period ended June 30, 2025 to approximately S$1,000 for the six-month period ended June 30, 2026 primarily due to lower interest expenses on lease liabilities as the leases were progressively repaid.

Allowance for expected credit loss

Our allowance for expected credit loss (“ECL”) represents the allowance for anticipated losses from bad debts or other credit exposures that are likely to become unrecoverable. Our provision for ECL increased by approximately S$1,200 from S$1,300 for the six month period ended June 30, 2025 to approximately S$2,500 for the six month period ended June 30, 2026 based on our assessment of recoverability of trade receivables and our internal policy on ECL. Allowance for expected credit loss was classified under administrative expenses.

7

Income Tax Expenses

Our income tax expenses remained unchanged from approximately S$nil for the six-month period ended June 30, 2025 to S$nil for the six-month period ended June 30, 2026. No profits tax has been provided for BeLive Singapore as there were no assessable profits during the six-month periods ended June 30, 2025 and 2026.

Net Loss for the Period

As a result of the foregoing, we recorded a net loss of approximately S$5,225,300 for the six-month period ended June 30, 2025 and a net loss of approximately S$1,419,100 for the six-month period ended June 30, 2026.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and working capital requirements are primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from our Initial Public Offering and other equity and debt financings as and when appropriate.

We were incorporated in the Cayman Islands as a holding company and our Cayman Islands holding company did not have active business operations as of June 30, 2026 and as of the date of this Report. Our consolidated assets and liabilities, consolidated revenue and net income are the operating results of our subsidiaries in Singapore, Vietnam and the BVI. Current Singapore regulations permit such Singapore subsidiary to pay dividends to its shareholders only out of its profits, if any, determined in accordance with Singapore accounting standards and regulations. As such, in the event that our Singapore subsidiary has accumulated profits, our Singapore subsidiary may, taking into consideration the Group’s future plans and opportunities and its shareholders’ interests, pay dividends to its shareholders. There are no exchange or capital controls under Singapore laws and both residents and non-residents are free to convert Singapore dollars to foreign currencies and/ or remit such currencies out of the country. Under current Singapore tax rules, there is no withholding tax imposed on dividends, regardless of whether they are paid to Singapore or foreign shareholders. However, foreign shareholders may be taxed on the receipt of such dividends back in their own home country, which will depend on the tax laws in the respective countries where they are resident. As of June 30, 2026, our Singapore subsidiary’s accumulated losses and net liabilities were approximately S$15,740,400 and S$5,278,100, respectively; as such, our Singapore subsidiary was prohibited from making distributions to us in the form of cash dividends during the six-month periods ended June 30, 2025 and as of June 30, 2026, the Company had restricted net liabilities of approximately S$5,278,100. As of June 30, 2026 and up to and including the date of this Report, there were no cash transfers between our Cayman Islands holding company and our subsidiary in Singapore, in terms of loans or advances or cash dividends.

In general, there are no strict limitations on cash transfers applicable to foreign investors and foreign-owned companies in Vietnam. Vietnam’s tax legal framework does not have any withholding tax applied to a foreign owned company when its foreign investors transfer outside of Vietnam their profits earned from its operations, provided that the company fulfills its own tax obligations and other financial obligations. Any foreign investor who invests in a foreign-owned company in Vietnam shall only transfer the profits through the direct investment capital account (DICA), which is also the account used for capital injection purposes.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expense obligations. Historically, we have financed our operations primarily through (i) the issuance of Ordinary Shares; (ii) cash generated by operations; (iii) the issuance of convertible loans; and (iv) the issuance of RCCPS. Other than leases, the Group had no debt instruments as of June 30, 2026.

As at June 30, 2026, we have working capital of approximately S$7,039,800, cash and cash equivalents of approximately S$7,114,600, current assets of approximately S$7,602,100 and current liabilities of approximately S$562,300.

8

Cash flows

The following table summarizes our cash flows for the six-month periods ended June 30, 2025 and 2026:

	(Unaudited) Six months ended June 30, 2025 S$	(Unaudited) Six months ended June 30, 2026 S$
Net cash used in operating activities	(2,682,635)	(1,528,674)
Net cash used in investing activities	(85,782)	69,604
Net cash generated from/(used in) financing activities	12,503,505	(9,173)
Net increase/(decrease) in cash and cash equivalents	9,735,088	(1,468,243)
Effect of exchange rate changes on cash and cash equivalents	16,557	4,853
Cash and cash equivalents at beginning of the fiscal period	66,184	8,577,947
Cash and cash equivalents at end of the fiscal period	9,817,829	7,114,557

Operating Activities

For the six-month period ended June 30, 2025, the Group recorded a loss before tax of approximately S$5,225,300 and net cash used in operating activities of approximately S$2,682,600 primarily attributable to changes in trade and other receivables of approximately S$221,800 representing amounts to be settled by our customers, partially offset by (i) changes in trade and other payables of approximately S$408,700 representing settlement to be made by the Group, (ii) adjustments for amortization of intangible assets of approximately S$508,400, and (iii) adjustments for depreciation of property, plant and equipment of approximately S$75,200.

For the six-month period ended June 30, 2026, the Group recorded a loss before tax of approximately S$1,419,100 and net cash used in operating activities of approximately S$1,454,500 primarily attributable to changes in trade and other receivables of approximately S$222,600 representing amounts to be settled by our customers, partially offset by (i) changes in trade and other payables of approximately S$75,300 representing settlement to be made by the Group, (ii) adjustments for amortization of intangible assets of approximately S$115,900, and (iii) adjustments for depreciation of property, plant and equipment of approximately S$13,600.

Investing Activities

For the six-month period ended June 30, 2025, the Group had net cash used of approximately S$85,800 in investing activities primarily resulting from acquisition of plant and equipment.

For the-six month period ended June 30, 2026, the Group had net cash used of approximately S$4,600 in investing activities primarily resulting from acquisition of plant and equipment.

Financing Activities

For the six-month period ended June 30, 2025, the Group had net cash generated from financing activities of approximately S$12,503,500 primarily attributable to proceeds from our Initial Public Offering and the issuance of shares of approximately S$13,798,700 partially offset by (i) reduction of interest elements of lease rentals paid of approximately S$1,300 and (ii) reduction in repayment of principal portion of lease liability of approximately S$9,800.

For the six-month period ended June 30, 2026, the Group had net cash used in financing activities of approximately S$9,200, attributable to (i) payment of interest elements of lease rentals of approximately S$1,000; and (ii) repayment of the principal portion of lease liabilities of approximately S$8,200.

Working Capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this Report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, and cash flows from our operations.

Off-Statement of Financial Position Arrangements

We did not have any off-statement of financial position arrangements as at June 30, 2025 and 2026.

Capital Expenditures

For the six-month periods ended June 30, 2025 and 2026, we had capital expenditures of approximately S$85,800 and S$4,600, respectively. Our capital expenditures were mainly used for the purchase of computers.

9

Lease Liabilities

The following table sets forth our lease liabilities as at June 30, 2026 and December 31, 2025:

	(Unaudited) June 30, 2026	(Audited) December 31, 2025
	S$	S$
Lease liabilities payable:

Within one year	12,071	20,353
Within a period of more than one year but not more than two years	22,938	22,806
	35,009	43,159

Less: portion classified as current liabilities	(12,071)	(20,353)

Non-current liabilities	22,938	22,806

Contract Liabilities

Contract liabilities are deposits charged before the services commence, until the revenue is recognized on the relevant contract offset against these. As at June 30, 2026, we had contract liabilities of approximately S$68,600 and as at June 30, 2025, we had contract liabilities of approximately S$19,400.

Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

In addition to the related party information disclosed elsewhere in the unaudited interim condensed consolidated financial statements, the following transactions with related parties took place at terms agreed between the parties during the financial period, which are at arm’s length:

	(Unaudited) Six months ended June 30, 2025	(Unaudited) Six months ended June 30, 2026
	S$	S$

Sales to a shareholder	3,000	2,850

The related parties refer to entities with common shareholders.

Compensation of key management personnel

	(Unaudited) Six months ended June 30, 2025	(Unaudited) Six months ended June 30, 2026
	S$	S$

Salaries, bonuses, and allowances	132,000	158,420
Employer’s contribution to Central Provident Fund	15,096	20,975

	147,096	179,395

10

Trade and Other Receivables

The following table provides information on the exposure to credit risk for trade receivables and contract assets which are assessed based on the provision matrix as at June 30, 2026 within lifetime expected credit loss (not credit impaired). Credit-impaired debtors with gross carrying amounts of $8,400 as at December 31, 2025 was assessed individually and 100% allowance for expected credit loss was made in respect of these balances was also disclosed below. No balance was assessed as credit-impaired debtors as at June 30, 2026. For the expected credit loss for the remaining trade receivables that are not considered as credit-impaired as at June 30, 2026, in the opinion of the directors of the Company, no allowance for expected credit loss was provided for these balances as the amount due was considered immaterial (2025: Nil) and all the remaining trade receivables and contract assets balances were subsequently settled.

	Expected	Gross
	loss	carrying	Loss
	rate	amount	allowance
	%	S$	S$
June 30, 2026
Current (not past due)	0%	1,566	-
1-30 days past due	0%	248,925	-
31-60 days past due	0%	39,765	-
61-90 days past due	0%	20,641	-
More than 90 days past due	63%	17,264	10,850

		328,161	10,850

	Expected	Gross
	loss	carrying	Loss
	rate	amount	allowance
	%	S$	S$
December 31, 2025
Current (not past due)	0%	145,483	-
1-30 days past due	0%	12,384	-
31-60 days past due	0%	3,052	-
More than 90 days past due	36%	23,287	8,392

		184,206	8,392

Our trade and other receivables, net, increased from approximately S$264,900 as of December 31, 2025 to approximately S$487,500 as of June 30, 2026. The increase mainly resulted from an increase in trade receivables of approximately S$141,500 and an increase in prepayments of approximately S$81,100.

During the six-month period ended June 30, 2026 and fiscal year ended December 31, 2025, other than the loss allowance for expected credit losses discussed above, no impairment loss was provided for amounts that were past due as follows:

	(Unaudited) June 30, 2026	(Audited) December 31, 2025
	S$	S$

Balance at beginning of the period	8,392	4,357
Provision for expected credit losses	2,458	5,166
Amounts written off during the period/year	-	(1,131)

Balance at end of the period	10,850	8,392

11

Trade and Other Payables

The general credit terms from our major suppliers are 15 to 90 days. Our trade and other payables increased from approximately S$474,900 as of December 31, 2025 to approximately S$550,200 as of June 30, 2026.

	(Unaudited) June 30, 2026	(Audited) December 31, 2025
	S$	S$
Trade payables
- Third parties	107,460	59,168

Other payables
- Accruals	333,742	353,243
- Contract liabilities	68,595	19,447
- Other payables(1)	40,425	43,091
	442,762	415,781

Total trade and other payables	550,222	474,949

(1) Amounts due to directors of S$Nil (2025: S$3,654) are included in other payables. The amounts due to directors are unsecured, interest-free and repayable on demand.

Trade and other payables are non-interest bearing and are normally settled on 30 days’ terms.

Income taxes payable

No profits tax has been provided as there are no assessable profits arising during the six-month periods ended June 30, 2026 and 2025.

Capital Expenditures

Historical capital expenditures

For the six-month periods ended June 30, 2025 and 2026, we had capital expenditures of approximately S$85,800 and S$4,600, respectively. Our capital expenditures were mainly used for the costs of renovation and addition of furniture and fittings and addition of computers. We principally funded our capital expenditures through cash flows from operations during the six-month periods ended June 30, 2025 and 2026.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The unaudited interim condensed consolidated financial statements for the six-months ended June 30, 2026 of the Group have been drawn up in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’. They do not include all of the information required in annual financial statements in accordance with IFRS and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2025.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

The Company incurred a loss of S$1,419,100 for the period from 1 January 2026 to 30 June 2026. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may not be able to realise its assets and discharge its liabilities in the normal course of business. Notwithstanding the above, these consolidated financial statements have been prepared on a going concern basis. Management has prepared a cash flow forecast covering at least twelve months from the date of these unaudited interim condensed consolidated financial statements and, based on that assessment, considers that the Company will have sufficient cash to meet its liabilities as they fall due over that period.

Should the going concern assumption be inappropriate, adjustments might be made to reclassify non-current assets to current assets, to write down the carrying values of assets to their estimated recoverable amounts and to provide for any further liabilities which might arise. The effects of these adjustments have not been reflected in the financial statements.

12

These unaudited interim condensed consolidated financial statements have been prepared on a historical cost convention except for share-based payments which are measured at fair value.

The preparation of unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions.

Application of amendments to IFRSs

Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments

Amendments to IFRS Accounting Standards Annual Improvements to IFRS Accounting Standards – Volume 11

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025, except for the adoption of the above revised IFRSs for the first time for the current period’s financial statements.

The adoption of the new and amendments IFRSs has had no significant effect on these unaudited interim condensed consolidated financial statements for the six months ended June 30, 2026 and there have been no significant changes to the accounting policies applied in these unaudited interim condensed consolidated financial statements for the six months ended June 30, 2026.

Standards issued but not yet effective

The Group has not early applied the following new and amendments to IFRSs that have been issued but are not yet effective:

Amendments to IFRS 10	Sale or Contribution of Assets between an Investor and
and IAS 28	its Associate or Joint Venture[1]
IFRS 18	Presentation and Disclosure in Financial Statements[2]
IFRS 19	Subsidiaries without Public Accountability: Disclosures[2]
Amendments to IFRS 19	Amendments to the Subsidiaries without Public Accountability:
Disclosures[2]
Amendments to IFRS 21	Translation to a Hyperinflationary Presentation Currency[2]

1 Effective for annual periods beginning on or after a date to be determined.

2 Effective for annual periods beginning on or after 1 January 2027.

The directors of the Company anticipate that the application of new and amendments to IFRS Accounting Standards will have no material impact on the consolidated financial statements in the foreseeable future.

The preparation of the unaudited interim condensed consolidated financial statements requires the directors of the Company to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The directors of the Company have considered the development, selection and disclosure of the Group’s critical accounting judgments and estimates. These accounting judgments and estimates applied in the unaudited interim condensed financial statements for the six-month ended June 30, 2026 are the same as those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025.

13

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management Overview

Our activities expose us to a variety of financial risks from our operations. The key financial risks include credit risk, liquidity risk and market risk (including interest rate risk and foreign currency risk). We review and agree policies and procedures for the management of these risks, which are executed by the management team. It is and has been throughout the current and previous financial year, our policy that no trading in derivatives for speculative purposes shall be undertaken.

Credit Risk

Credit risk relates to the risk that the counterparty to a financial instrument would fail to discharge its obligations under the terms of the financial instrument and cause a financial loss to us.

Bank deposits are only placed with creditworthy financial institutions. Management does not expect any financial institutions will fail to meet their obligations resulting in material credit losses to us.

In respect of accounts receivable, individual credit evaluations are performed. These evaluations focus on the past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. We do not require collateral from customers.

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customer operates and therefore significant concentrations of credit risk primarily arise when we have significant exposure to individual customers.

As of 31 Dec 2025 and 30 Jun 2026, our total accounts receivable due from our five largest customers are 65%, and 21%, respectively.

Currency Risk

Currency risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Our exposure to currency risk arises primarily from cash and cash equivalents, accounts receivable and accounts payable, which are primarily denominated in Singapore dollars and US dollars. Our reporting currency is Singapore dollars.

As at June 30, 2026, a 4% strengthening of the Singapore dollar against the relevant foreign currencies would increase/(decrease) profit or loss before tax by the amounts shown below, based on the foreign-currency-denominated balances outstanding at that reporting date. This analysis assumes that all other variables remain constant.

	Profit or loss (before tax)
	June 30,
	2026	2025
	S$	S$

United States Dollar	(280,688)	(388,019)

We currently do not have a foreign currency hedging policy. However, management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Liquidity Risk

Liquidity risk is the risk that an enterprise will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value.

Prudent liquidity risk management implies maintaining sufficient cash. We monitor and maintain a level of bank balances deemed adequate to finance our operations.

14

Market Risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect our income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. We are not exposed to interest rate risk as we have no significant interest-bearing assets and liabilities, and our income and operating cash flows are substantially independent of changes in market interest rates.

Foreign Currency Risk

Our foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, we do not have any formal policy for hedging against currency risk. We ensure that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short term imbalances.

We have transactional currency exposures arising from transactions that are denominated in a currency other than the functional currency of the Group, primarily United States Dollar (USD). The average exchange rates used for USD during the periods ended June 30, 2025 and 2026, as derived from XE.com, through Xero, our accounting software, were 0.785071 and 0.773084 per Singapore Dollar, respectively.

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELIVE HOLDINGS

Dated: October 14, 2026.	/s/ Abdul Latif Bin Zainal
Abdul Latif Bin Zainal, Chief Financial Officer (Principal Financial and Accounting Officer)

16

BELIVE HOLDINGS AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL

STATEMENTS FOR THE SIX-MONTH PERIOD

ENDED JUNE 30, 2026

BELIVE HOLDINGS AND ITS SUBSIDIARIES

Index to unaudited Interim Condensed Consolidated Financial Statements

F-1

BELIVE HOLDINGS AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

For the six month ended June 30, 2026

(in Singapore Dollars)

	Note	(Unaudited) Six-month ended 30 June 2026 S$	(Unaudited) Six-month ended 30 June 2025 S$
Revenue	4	659,389	350,045
Cost of sales		(457,623)	(310,279)
Gross profit		201,766	39,766
Other income	5	81,833	52,711
Less: Expenses
- Marketing		(86,481)	(38,873)
- Administrative expenses		(1,615,150)	(5,277,601)
- Finance costs	6	(1,023)	(1,299)
Loss before tax	7	(1,419,055)	(5,225,296)
Income tax expenses	8	-	-
Loss for the period		(1,419,055)	(5,225,296)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
- Exchange differences on translation of foreign operations		3,011	16,557
Total comprehensive loss for the period		(1,416,044)	(5,208,739)

Loss per share for the loss attributable to owners of the Company (in dollar)
Basic	9	(0.13)	(1.11)
Diluted	9	(0.13)	(1.11)
Weighted average number of ordinary shares for the purpose of calculating the basic loss per share	9	10,864,802	10,864,802

F-2

BELIVE HOLDINGS AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at June 30, 2026

(in Singapore Dollars)

	Note	(Unaudited) June 30, 2026 S$	(Audited) December 31, 2025 S$
ASSETS
Non-current assets
Plant and equipment, net	10	57,542	68,343
Intangible assets, net	11	276,677	392,531
		334,219	460,874

Current assets
Trade and other receivables and deposits, net	12	487,519	264,909
Contract assets	13	-	2,286
Cash and cash equivalents	14	7,114,557	8,577,947
		7,602,076	8,845,142

Total assets		7,936,295	9,306,016

EQUITY AND LIABILITIES
LIABILITIES
Non-current liabilities
Lease liabilities	17	22,938	22,806

Current liabilities
Trade and other payables	18	550,222	474,949
Income tax payable		-	20,800
Lease liabilities	17	12,071	20,353
		562,293	516,102

Total liabilities		585,231	538,908

EQUITY
Share capital	15	7,233	7,233
Accumulated losses		(35,667,501)	(34,248,446)
Reserves	16	43,011,332	43,008,321
		7,351,064	8,767,108

Total equity and liabilities		7,936,295	9,306,016

F-3

BELIVE HOLDINGS AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month ended June 30, 2026

(in Singapore Dollars)

	Share Capital S$	Share Premium S$	Accumulated losses S$	Other reserve (Note 16) S$	Foreign currency translation reserve (Note 16) S$	Total S$
2025
Balance at January 1, 2025 (audited)	5,462	4,582,248	(27,552,865)	22,824,575	4,663	(135,917)
Exercise of share options	171	1,369,414	-	-	-	-
Exercise of share award	-	1,423,999	-	-	-	-
Issuance of shares	1,600	12,794,456	-	-	-	12,796,056
Loss for the period	-	-	(5,225,296)	-	-	(5,225,296)
Other comprehensive income	-	-	-	-	16,557	16,557
At June 30, 2025 (unaudited)	7,233	20,170,117	(32,778,161)	22,824,575	21,220	10,244,984

2026
Balance at January 1, 2026 (audited)	7,233	20,170,117	(34,248,446)	22,824,575	13,629	8,767,108
Loss for the period	-	-	(1,419,055)	-	-	(1,419,055)
Other comprehensive income	-	-	-	-	3,011	3,011
At June 30, 2026 (unaudited)	7,233	20,170,117	(35,667,501)	22,824,575	16,640	7,351,064

F-4

BELIVE HOLDINGS AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month ended June 30, 2026

(in Singapore Dollars)

	Note	(Unaudited) Six-month ended 30 June 2026 S$	(Unaudited) Six-month ended 30 June 2025 S$
Net cash used in operating activities		(1,528,674)	(2,682,635)
Net cash generated from/(used in) investing activities		69,604	(85,782)
Net cash (used in)/generated from financing activities		(9,173)	12,503,505
Net (decrease)/ increase in cash and cash equivalents		(1,468,243)	9,735,088
Effect of exchange rate changes on cash and cash equivalents		4,853	16,557
Cash and cash equivalents at the beginning of the fiscal period		8,577,947	66,184
Cash and cash equivalents at the end of the fiscal period	14	7,114,557	9,817,829

F-5

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2026

(in Singapore Dollars)

1.	General

BeLive Holdings (“the Company”, and together with its subsidiaries, “the Group”) was incorporated on February 24, 2023 and domiciled in the Cayman Islands. The address of its registered office is Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands.

BeLive Technology Group Ltd. (“BeLive BVI”), a wholly-owned subsidiary of the Company, was incorporated on March 7, 2023 and domiciled in British Virgin Islands. The address of its registered office is at Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

BeLive Technology Pte. Ltd. (“BeLive SG”), a wholly-owned subsidiary of BeLive BVI, was incorporated on June 18, 2014 and domiciled in Singapore. The address of its registered office is at 26A Ann Siang Road, #03-00, Singapore 069706.

BeLive Technology (Vietnam) Company Ltd. (“BeLive Vietnam”), a wholly-owned subsidiary of BeLive SG, was incorporated on June 16, 2021 and domiciled in Vietnam. The address of its registered office is at 133 Duong Ba Trac, Ward 1, District 8, Ho Chi Minh City, Vietnam.

BeLive New Media Ltd. (“BeLive New Media”), a wholly-owned subsidiary of the Company, was incorporated on June 26, 2025 and domiciled in British Virgin Islands. The address of its registered office is at Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

BeLive AI Studios Pte Ltd (“BeLive AI”), a wholly-owned subsidiary of BeLive New Media, was incorporated on July 07, 2025 and domiciled in Singapore. The address of its registered office is at 26A Ann Siang Road, #03-00, Singapore 069706.

The principal activities of the Group are those related to development of software and programming activities and providing consultancy service, and creative agency dealing in content production and campaign marketing.

F-6

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2026

(in Singapore Dollars)

1.	General (Continued)

Information about subsidiaries

Details of the Company’s principal subsidiaries are as follows:-

Name	Principal activities	Country of business/incorporation
BeLive BVI	Investment holding	British Virgin Islands

BeLive SG	Development of other software and programming activities and providing consultancy service	Singapore

BeLive Vietnam	Computer programming, computer consultancy and system administration	Vietnam

BeLive New Media	Creative agency dealing in content production and campaign marketing	British Virgin Islands

BeLive AI Studio Pte. Limited	Creative agency dealing in content production and campaign marketing	Singapore

2.	Summary of significant accounting policies

(a)	Basis of preparation

The unaudited interim condensed consolidated financial statement for six-month ended June 30, 2026 of the Group have been drawn up in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’. They do not include all of the information required in annual financial statements in accordance with IFRS and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2025.

These unaudited interim condensed consolidated financial statements have been prepared on a historical cost convention except for share-based payments which are measured at fair value.

The preparation of unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions.

F-7

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2026

(in Singapore Dollars)

2.	Summary of significant accounting policies (continued)

(b)	Application of amendments to IFRSs

Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments

Amendments to IFRS Accounting Standards Annual Improvements to IFRS Accounting Standards – Volume 11

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025, except for the adoption of the above revised IFRSs for the first time for the current period’s financial statements.

The adoption of the new and amendments IFRSs has had no significant effect on these unaudited interim condensed consolidated financial statements for the six months ended June 30, 2026 and there have been no significant changes to the accounting policies applied in these unaudited interim condensed consolidated financial statements for the six months ended June 30, 2026.

The Group has not applied new and amendments standards, amendments or interpretations that have been issued but are not yet effective. The Group is currently assessing the impact of the adoption of such new and revised standards, amendments or interpretations to the Group but is yet to be in a position to state whether they would have any material financial impact on the Group’s results of operations and financial position.

3.	Significant accounting judgements and estimates

The preparation of the unaudited interim condensed consolidated financial statements requires the directors of the Company to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The directors of the Company have considered the development, selection and disclosure of the Group’s critical accounting judgements and estimates. These accounting judgements and estimates applied in the unaudited interim condensed financial statements for the six-month ended June 30, 2026 are the same as those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025.

F-8

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2026

(in Singapore Dollars)

4.	Revenue

(Unaudited) Six-month ended June 30, 2026 S$	(Unaudited) Six-month ended June 30, 2025 S$
659,389	350,045

	(Unaudited) Six-month ended June 30, 2026 S$	(Unaudited) Six-month ended June 30, 2025 S$
Disaggregation of revenue
Revenue from contracts with customers within the scope of IFRS 15, types of goods or services – recognized overtime
Installation fees	383,936	197,422
Subscription fees	138,609	132,645
Server costs	29,821	19,978
Campaign	3,000	-
Content production	88,023	-
	643,389	350,045
Revenue from contracts with customers within the scope of IFRS 15, types of goods or services – recognized at a point in time
Miscellaneous Income	16,000	-
Total revenue	659,389	350,045

The Group accounts for contracts with customers and recognizes revenue when all of the following criteria are met:

(a) the parties to the contract have approved the contract and are committed to perform their respective obligations;

(b) the entity can identify each party’s rights regarding the goods or services to be transferred;

(c) the entity can identify the payment terms for the goods or services to be transferred;

(d) the contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

(e) it is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

At contract inception, the Group assesses and concludes the customers’ ability and intention to pay the amount of consideration when it is due by evaluating and considering their prior historical settlement performance, reputation in the market and financial performance through a due diligence check.

While a few customers, based on historical records, have been slow in making payments, the directors of the Company were of the opinion that it was probable that the entity would collect the consideration to which it would be entitled in exchange for the goods or services provided because the Group was able to review these customers’ live commerce performance on a regular basis, with reference to their overall historical payment performance in prior years. Thus, the Group continued to provide services to these customers during the six-month period ended June 30, 2026 and continued to recognise revenue from them during the six month period ended June 30, 2026.

F-9

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2026

(in Singapore Dollars)

4.	Revenue (continued)

Revenue from customers contributing over 10% of the total revenue of the Group is as follows:

	(Unaudited) Six-month ended June 30, 2026 S$	(Unaudited) Six-month ended June 30, 2025 S$
Customer A	256,500	-
Customer B	-	165,312
Customer C	-	44,157
Customer D	77,674	-
	334,174	209,469

5.	Other income

	(Unaudited) Six-month ended June 30, 2026 S$	(Unaudited) Six-month ended June 30, 2025 S$
Government grants (Note 1)	7,594	52,661
Interest income (Note 2)	74,212	-
Others	27	50
	81,833	52,711

Note 1:	The government grants were subsidies granted from the Government in Singapore for several schemes. These conditions had been satisfied in current period.

Note 2:	Interest income increased primarily due to higher average cash balances and improved yield on deposits.

6.	Finance costs

	(Unaudited) Six-month ended June 30, 2026 S$	(Unaudited) Six-month ended June 30, 2025 S$
Interest expenses from leases	1,023	1,299

7.	Loss before tax

Loss before tax has been arrived at after charging:

	(Unaudited) Six-month ended June 30, 2026 S$	(Unaudited) Six-month ended June 30, 2025 S$
Amortization of intangible assets	115,854	115,854
Allowance of expected credit losses for trade and other receivables	2,458	1,277
Depreciation of plant and equipment	13,567	16,609
Bad debt written off	17,719	-
Employee benefits expense	726,200	616,862
Exchange losses	7,856	325,411
Share-based payment (Note 20)	-	2,793,584

F-10

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2026

(in Singapore Dollars)

8.	Income tax expense

No profits tax has been provided as there are no assessable profits arising during the six-month ended June 30, 2026 and 2025.

9.	Earnings per shares

	(Unaudited) Six-month ended June 30, 2026 S$	(Unaudited) Six-month ended June 30, 2025 S$
Loss for the period attributable to the owners of the Company	(1,419,055)	(5,225,296)

Weighted average number of ordinary shares for the purpose of calculating the basic and dilutive loss per share	10,864,802	4,696,733

10.	Plant and equipment, net

	Computer S$	Office equipment S$	Renovation S$	Right of use asset S$	Total S$
Cost
At January 1, 2025	95,220	-	-	274,984	370,204
Additions	42,202	11,512	20,428	62,457	136,599
Disposals	-	(138)	(10,540)	-	(10,678)
Written-off	-	-	-	(269,411)	(269,411)
Exchange adjustment	(737)	(275)	(247)	(7,127)	(8,386)
At December 31, 2025	136,685	11,099	9,641	60,903	218,328
Additions	4,608	-	-	-	4,608
Exchange adjustment	165	(258)	56	352	315
At June 30, 2026	141,458	10,841	9,697	61,255	223,251

Accumulated depreciation
At January 1, 2025	95,147	-	-	269,013	364,160
Depreciation	26,578	7,904	3,831	25,244	63,557
Disposals	-	(8)	(1,757)	-	(1,765)
Written-off	-	-	-	(269,411)	(269,411)
Exchange adjustment	(604)	(196)	(51)	(5,705)	(6,556)
At December 31, 2025	121,121	7,700	2,023	19,141	149,985
Depreciation	2,721	258	1,892	8,696	13,567
Exchange adjustment	1,686	732	(426)	165	2,157
At June 30, 2026	125,528	8,690	3,489	28,002	165,709

Carrying amount
At June 30, 2026 (Unaudited)	15,930	2,151	6,208	33,253	57,542
At December 31, 2025 (Audited)	15,564	3,399	7,618	41,762	68,343

F-11

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2026

(in Singapore Dollars)

11.	Intangible assets, net

Software development S$
Cost

At January 1, 2025, December 31, 2025 and June 30, 2026	1,158,548

Accumulated amortization

At January 1, 2025	534,308
Amortization	231,709
At December 31, 2025	766,017
Amortization	115,854
At June 30, 2026	881,871

Carrying amount

At June 30, 2026 (Unaudited)	276,677

At December 31, 2025 (Audited)	392,531

The Group has capitalized all directly attributable staff costs necessary to create, produce, and prepare the intangible assets to be capable of operating in the manner intended by the directors.

12.	Trade and other receivables and deposits, net

	(Unaudited) June 30, 2026 S$	(Audited) December 31, 2025 S$
Trade receivables	328,161	184,206
Less: allowance for expected credit losses	(10,850)	(8,392)

Total trade receivables	317,311	175,814

Other receivables and deposits
Prepayments	164,643	83,562
Deposits	5,565	5,533

Total other receivables and deposits	170,208	89,095

Total trade and other receivables and deposits	487,519	264,909

The movement in allowance for expected credit losses of receivables computed based on lifetime and 12-month ECL was as follows:

	(Unaudited) June 30, 2026 S$	(Audited) December 31, 2025 S$
Balance at beginning of the period	8,392	4,357
Provision for expected credit losses	20,177	5,166
Amounts written off during the period/year	(17,719)	(1,131)

Balance at end of the period	10,850	8,392

F-12

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2026

(in Singapore Dollars)

12.	Trade and other receivables and deposits (continued)

Ageing Receivables

For trade receivables, the Group has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime expected credit loss. The Group determines the allowance for expected credit loss by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions.

In determining the expected credit loss for each category of trade receivables and contract assets, historical default rates and the past due status of these receivables, the Company’s methodology is consistent with IFRS 9. When evaluating the historical past due status, the Company considers the time value of money impact on the number of days of delay in payment in the calculation of expected credit loss allowance. If there is any evidence that the debts are credit-impaired, the Company adjusts the default rate to 100% in the calculation of expected credit loss allowance.

The following table provides information on the exposure to credit risk for trade receivables and contract assets which are assessed based on the provision matrix as at June 30, 2026, within lifetime expected credit loss (not credit impaired). No balance was assessed as credit-impaired debtors as at June 30, 2026. For the expected credit loss for the remaining trade receivables that are not considered as credit-impaired as at June 30, 2026, in the opinion of the directors of the Company, allowance for expected credit loss of S$10,850 (2025: $8,392) was provided for these balances. All the remaining trade receivables and contract assets balances were subsequently settled.

	Expected loss rate %	Gross carrying amount S$	Loss allowance S$
June 30, 2026
Current (not past due)	0%	1,566	-
1-30 days past due	0%	248,925	-
31-60 days past due	0%	39,765	-
61-90 days past due	0%	20,641	-
More than 90 days past due	63%	17,264	10,850

		328,161	10,850

	Expected loss rate %	Gross carrying amount S$	Loss allowance S$
December 31, 2025
Current (not past due)	0%	145,483	-
1-30 days past due	0%	12,384	-
31-60 days past due	0%	3,052	-
More than 90 days past due	36%	23,287	8,392

		184,206	8,392

F-13

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2026

(in Singapore Dollars)

13.	Contract assets

	(Unaudited) June 30, 2026 S$	(Audited) December 31, 2025 S$
Contract assets	-	2,286

The contract assets mainly relate to the Company’s rights to consideration for work completed but not yet billed at reporting date for its monthly subscription. The contract assets are transferred to trade receivables when the rights become unconditional. The Group classifies these contract assets as current because the Group expects to realize them in its normal operating cycle.

14.	Cash and cash equivalents

	(Unaudited) June 30, 2026 S$	(Audited) December 31, 2025 S$

Cash at banks	7,114,557	8,577,947

Cash at banks earns interest at floating rates based on daily bank deposit rates.

15.	Share capital

	(Unaudited) June 30, 2026 S$	(Audited) December 31, 2025 S$
Ordinary shares

Authorized:-
100,000,000 (December 31, 2025: 100,000,000) ordinary shares	67,018	67,018

Issued and fully paid:-
10,864,802 (December 31, 2025: 10,864,802) ordinary shares	7,233	7,233

Note:

On June 12, 2023, an aggregate of additional 359,940 ordinary shares totaled US$250,000 (equivalent to S$329,825) were issued to a private investor to provide additional capital to the Company. On the same date, 1,397,600 ordinary shares of the Company were issued to an independent company for providing services to the Company (Note 20).

On February 1, 2024, the Group has granted 5,900,000 share options to certain employees of the Group under the Share Option Scheme 2023. The share options contain an exercise price of US$0.0001 per share option with an expiry date on February 29, 2024 and are vested on the same date of acceptance of the share options by employees. All share options have been exercised in February 2024. The fair value of 5,900,000 share options is approximately US$2,690,000 (equivalents to S$3,606,000).

On February 18, 2024, the Company has consolidated every five issued and unissued existing shares of par value of US$0.0001 each into one share of par value of US$0.0005 each.

On April 10, 2024, the Company has issued an aggregate of 100,000 ordinary shares of the Company to certain investors for the consideration of US$300,000 (equivalents to S$384,100).

On April 17, 2024, the Company has issued an aggregate of 34,000 ordinary shares of the Company to certain investors for the consideration of US$102,000 (equivalents to S$130,600).

On April 20, 2024, the Company has issued an aggregate of 33,333 ordinary shares of the Company to certain investors for the consideration of US$99,000 (equivalents to S$126,810).

On April 7, 2025, the Company has completed IPO of 2,450,000 Ordinary Shares at a public offering price of US$4.00 per share. The total net proceeds to the Company from the IPO, after deducting total discounts, expense allowance and expenses of US$1,023,500 (equivalent to S$1,383,670), were approximately US$8,776,500.

F-14

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2026

(in Singapore Dollars)

16.	Reserves

(i)	Foreign currency translation reserve

Foreign currency translation reserve represents exchange differences arising from the translation of the unaudited interim condensed consolidated financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

(ii)	Other reserve

Other reserve represents member’s deemed contribution arising from reorganization.

(iii)	Share-based payment reserve

The share option reserve comprises the fair value of share options granted which are yet to be exercised. The amount will either be transferred to the other reserves when the related options are exercised or be transferred to accumulated losses should the related options expire after the vesting period.

17.	Lease liabilities

	(Unaudited) June 30, 2026 S$	(Audited) December 31, 2025 S$
Lease liabilities payable:

Within one year	12,071	20,353
Within a period of more than one year but not more than two years	22,938	22,806
	35,009	43,159

Less: portion classified as current liabilities	(12,071)	(20,353)

Non-current liabilities	22,938	22,806

F-15

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2026

(in Singapore Dollars)

18.	Trade and other payables

	(Unaudited) June 30, 2026 S$	(Audited) December 31, 2025 S$
Trade payables
- Third parties	107,460	59,168

Other payables
- Accruals	333,742	353,243
- Contract liabilities	68,595	19,447
- Other payables (Note i)	40,425	43,091
	442,762	415,781

Total trade and other payables	550,222	474,949

Trade and other payables are non-interest bearing and are normally settled on 30 days’ terms.

Note

i)	The amounts due to the directors of S$Nil (2025: S$3,654) are included in the other payables. The amounts due to directors are unsecured, interest-free, and repayable on demand.

19.	Significant related party transactions

In addition to the related party information disclosed elsewhere in the unaudited interim condensed consolidated financial statements, the following transactions with related parties took place at terms agreed between the parties during the financial period, which are at arm’s length:

	(Unaudited) Six-month ended June 30, 2026 S$	(Unaudited) Six-month ended June 30, 2025 S$
Sales to a shareholder	2,850	3,000

The related parties refer to entities with common shareholders.

F-16

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month ended June 30, 2026

(in Singapore Dollars)

19.	Significant related party transactions (continued)

Compensation of key management personnel

	(Unaudited) Six-month ended June 30, 2026 S$	(Unaudited) Six-month ended June 30, 2025 S$
Salaries, bonuses, and allowances	158,420	132,000
Employer’s contribution to Central Provident Fund	20,975	15,096

	179,395	147,096

20.	Share option

The Company adopted a share option scheme on July 17, 2023 (the “Share Option Scheme 2023”) to provide an incentive to the grantees by enabling them to participate in a future sale or listing of the Company, attract, motivate, and retain eligible participants, and align the interests of the grantees more closely with the shareholders of the Company and provide greater incentive for the grantees to focus on long-term goals of the Group.

On July 17, 2023, the Company granted a consultant share option equivalent to 3.5% of total number of shares of the Company as of 7 December 2022 with no vesting period. According to the addition terms and conditions on the share option granted to the consultant, the share option is contingent upon the occurrence of a performance condition (i.e. the successful initial public offering), the share option shall not be recognised until the performance condition becomes probable in accordance with IFRS 2 Share-based Payment.

On February 1, 2024, the Group has granted 5,900,000 share options to certain employees of the Group under the Share Option Scheme 2023. The share options contain an exercise price of US$0.0001 per share option with an expiry date on February 29, 2024 and are vested on the same date of acceptance of the share options by employees. All share options have been exercised in February 2024.

According to the underwriting agreement, upon the exercise of the over-allotment option, the Group shall issue to the underwriter, and the underwriter shall purchase 262,228 ordinary shares of the Group, par value US$0.0005 per share, at a price to the public of US$4.00 per share, for total gross proceeds of US$1,048,912. The share option has been exercised in April 2025.

On 12 June 2023, the Group granted 1,397,600 ordinary shares to the investor upon the success of the IPO, at US$0.0001 per share for total consideration of US$139.76. The share award has been granted in April 2025.

Fair value of shares granted

The fair value of the 1,659,828 share options granted on April 7, 2025 were estimated using inputs which are considered as Level 1 in the fair value hierarchy. It was determined based on valuation performed by Crowe Horwath First Trust Appraisal Pte Ltd, an independent valuer who holds a recognized and relevant professional qualification in this field. The fair value of S$8,490,000 was measured based on market approach which the share option and share award were exercised as at the date of IPO. The Company has recognised the share-based payment expenses of S$Nil (2025: S$2,793,584) in the consolidated profit or loss under administrative expenses during the period.

Share option movement under the plan is presented in the table below:-

	(Unaudited) Six-month ended June 30, 2026 No. of shares	(Audited) December 31, 2025 No. of shares
At the beginning of the period/year	-	-
Granted	-	541,748
Exercised	-	(541,748)

At the end of the period/year	-	-

Exercisable at end of year	-	-

21.	Subsequent events

Subsequent to the end of the reporting period, a new subsidiary named Belive AI Create Pte. Limited was established on August 12, 2026. The principal activity of Belive AI Create Pte. Limited is engaged as development of software and applications (except games and cybersecurity).

F-17